Exhibit 3.1

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporation

1.    Name of Corporation:

E-WASTE SYSTEMS, INC.

2.    The board of directors has adopted a resolution pursuant to NRS 78.209 and has obtained any required approval of the stockholders.

3.    The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

The Corporation currently has 6,000,000,000 shares of common stock at a par value of .001.  The Company also currently has 10,000,000 shares of preferred stock at a par value of .001.

4.     The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change.

The Company will have 24,000,000 shares of common stock at a revised par value of .0001 and 10,000,000 shares of preferred stock at a revised par value or .0001.

5.     The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

Only the common stock will be affected by the reverse split at a rate of 1:250 – (for each 250 shares held by a shareholder, the shareholder will then have 1 share of common stock after the reverse split is effective.)

6.     The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

For any shareholder that holds a fraction of a share after the reverse split, that fraction will be increased to 1 share.

7.      Effective date and time of filing: (optional)      Date:     October 27, 2014     Time:  12:00 a.m. EDT

8.     Signature: (required)

X   /s/    Carolyne S. Johnson
              Carolyne S. Johnson
              Secretary/Treasurer